AMENDMENT NUMBER 5 TO THE AGENCY AGREEMENT

This Amendment (“Amendment”) is made as of October ___, 2023 (the “Amendment Effective Date”), by and between Advisors’ Inner Circle Fund II (“Trust”), and SS&C GIDS, Inc., formerly known as DST Systems, Inc. (“SS&C”), amends and modifies certain terms and conditions of the Agreement (as defined below). Capitalized terms used herein but not otherwise defined shall have the meaning ascribed to them in the Agreement.

WHEREAS, Trust and SS&C entered into a certain Agency Agreement, dated April 1st, 2006, as amended from time to time (as amended, the “Agreement”); and

WHEREAS, Trust and SS&C wish to further amend certain provisions of the Agreement as set forth below.

NOW, THEREFORE, in consideration of the mutual covenants and promises herein contained the sufficiency of which is acknowledged by the parties, the parties hereto agree as follows:

1.	Section 8 to the Agreement is hereby :deleted in its entirety and the substitute Section 8 is adopted in its place as follows:

“8. Standard of Care, Limitation of Liability and Indemnification”

A. SS&C, including SS&C’s employees, agents or affiliated companies to whom SS&C has subcontracted the performance of any of SS&C’s obligations under this Agreement (each an “SS&C Agent”) whether or not such SS&C Agent is known to the Fund, shall at all times use reasonable care, due diligence and act in good faith in performing its duties under this Agreement. No person or entity shall be an SS&C Agent unless SS&C shall control, or have the ability to control, such agent’s performance of SS&C’s obligations under this Agreement. SS&C shall be solely responsible for acts, errors or omissions resulting in material harm to a Fund. SS&C shall provide its services as Transfer Agent in accordance with Section 17A of the Securities Exchange Act of 1934, and the rules and regulations thereunder. Notwithstanding anything in this Agreement to the contrary and to the extent permitted by law, SS&C, including its employees, agents or affiliated companies to whom SS&C has subcontracted the performance of any of SS&C’s obligations under this Agreement (each, a “SS&C Associate”) shall not be liable to the Trust for any action or inaction of any SS&C Associate except to the extent of direct Losses (defined as losses, damages, costs, charges, counsel fees, payments, expenses and liabilities) finally determined by a court of competent jurisdiction to have resulted primarily from the gross negligence, willful misconduct or fraud of SS&C in the performance of SS&C’s duties or obligations under this Agreement. Under no circumstances except in connection with indemnification obligations for third party claims shall either Party be liable for Losses that are indirect, special, incidental, consequential, punitive, exemplary or enhanced or that represent lost profits, opportunity costs or diminution of value. Trust shall indemnify, defend and hold harmless SS&C Associates from and against Losses (including legal fees and costs to enforce this provision) that SS&C Associates suffer, incur, or pay as a result of any Third Party Claim , except to the extent such Losses resulted primarily from the gross negligence, willful misconduct or fraud of SS&C Associates in the performance of SS&C’s duties or obligations under this Agreement. SS&C shall indemnify, defend and hold harmless the Trust from and against Losses (including legal fees and costs to enforce this provision) that the Trust suffers, incurs, or pays as a result of any Third Party Claim arising out of or relating to the provision or utilization of any services performed under the Agreement or any portion thereof that constitutes an infringement, violation, contravention or breach of any patent, copyright, trademark, license or other intellectual property right of any third party, except to the extent such infringement is a result of or arises out of: (i) improper use of the Services or any SS&C Property by Trust or its Affiliates; (ii) modifications to the Services or SS&C Property by Trust or its Affiliates not previously authorized in writing by SS&C; (iii) Trust or its Affiliates not complying with instructions or designs required by SS&C; (iv) use of the Services or SS&C Property by Trust or its Affiliates in breach of this Agreement; or (v) the combination of the Services or SS&C Property by Trust or its Affiliates with products or systems other than those provided for use with the Services by, or authorized in writing by, SS&C. SS&C may discharge its indemnity obligation by, at its sole option and expense, (a) procuring any right to allow Trust to continue to receive the infringing part of the Services or (b) modifying, amending or replacing the infringing part of the Services with other services that deliver substantially the same capabilities; or (c) terminating the infringing part of the Services, provided that SS&C shall in such case refund any fees paid in advance with respect thereto. The maximum aggregate amount of cumulative liability of SS&C Associates to the Trust for Losses arising out of the subject matter of, or in any way related to, this Agreement, except to the extent of Losses resulting from the willful misconduct or fraud of SS&C in the performance of SS&C’s duties or obligations under this Agreement, shall not exceed the fees paid by the Trust to SS&C under this Agreement for the most recent 24 months immediately preceding the date of the event giving rise to the Claim.

B. Promptly after receipt by an indemnified person of notice of the commencement of any action, such indemnified person will, if a claim in respect thereto is to be made against an indemnifying party hereunder, notify the indemnifying party in writing of the commencement thereof; but the failure so to notify the indemnifying party will not relieve an indemnified party from any liability that it may have to any indemnified person for contribution or otherwise under the indemnity agreement contained herein except to the extent it is prejudiced as a proximate result of such failure to timely notify. In case any such action is brought against any indemnified person and such indemnified person seeks or intends to seek indemnity from an indemnifying party, the indemnifying party will be entitled to participate in, and, to the extent that it may wish, assume the defense thereof (in its own name or in the name and on behalf of any indemnified party or both with counsel reasonably satisfactory to such indemnified person); provided, however, if the defendants in any such action include both the indemnified person and an indemnifying party and the indemnified person shall have reasonably concluded that there may be a conflict between the positions of the indemnified person and an indemnifying party in conducting the defense of any such action or that there may be legal defenses available to it and/or other indemnified persons which are inconsistent with those available to an indemnifying party, the indemnified person or indemnified persons shall have the right to select one separate counsel (in addition to local counsel) to assume such legal defense and to otherwise participate in the defense of such action on behalf of such indemnified person or indemnified persons at such indemnified party's sole expense. Upon receipt of notice from an indemnifying party to such indemnified person of its election so to assume the defense of such action and approval by the indemnified person of counsel, which approval shall not be unreasonably withheld (and any disapproval shall be accompanied by a written statement of the reasons therefor), the indemnifying party will not be liable to such indemnified person hereunder for any legal or other expenses subsequently incurred by such indemnified person in connection with the defense thereof. An indemnifying party will not settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified persons are actual or potential parties to such claim, action, suit or proceeding) unless such settlement, compromise or consent includes an unconditional release of each indemnified person from all liability arising out of such claim, action, suit or proceeding. An indemnified party will not, without the prior written consent of the indemnifying party settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder. If it does so, it waives its right to indemnification therefor.”

2.	Exhibit A to the Agreement is hereby deleted in its entirety and the substitute Exhibit A attached to this Amendment is adopted in its place.

3.	Section 21. Termination of Agreement. The first two (2) sentences of Section 21.A. are hereby deleted and replaced with the following:

“This Agreement shall be in effect until March 31, 2027. If neither party provides the other party with notice of termination at least six (6) months prior to the end of the then current term (or any renewal term), this Agreement shall automatically extend for two (2) year terms. Each Advisor Complex Schedule shall automatically terminate upon termination of this Agreement in accordance with this Section 21.”

4.	Individual Advisor Complex Schedules. The parties each acknowledge and agree that the Individual Advisor Complex Schedules entered into pursuant to the Agreement on or before the Amendment Effective Date shall be amended to provide for the discounts set forth below. The effective date of each new schedule shall be determined by the Trust in its sole discretion; provided that the Trust and SS&C shall mutually agree upon the changes to such existing fee schedules that will result in discounts from the fees in effect as of the Amendment Effective Date consistent with the percentages set forth below.

Fund Family	Year New Fee Schedule is Expected	Percentage Discount
Reaves	2024	5%
Kopernik	2025	13%
Champlain	2025	13%
Sprucegrove	2026	8%

5.	Attachment 1-Service Level Agreement. Attachment 1 is hereby amended by adding the following Section 4:

“4. Failure by SS&C to Meet Certain Performance Metrics. In the event SS&C fails to meet the performance metrics listed below within the stated conditions, SS&C will provide a discount of 1% for each failed metric (for a maximum of 2%). The discount will be applied on a client-by-client basis to such client’s total monthly fees* for the 3 months immediately following the failure.

•	Performance Metrics for Discount
o	Average Speed to Answer Calls Exceeds 60 Seconds During A Calendar Quarter
o	Percentage of Abandoned Calls Outside 25 Seconds Exceeds 10%” During a Calendar Quarter

•	Conditions to Receive Discount
o	The individual client must have 40 calls per month during the applicable calendar quarters being measured
o	For any day that the call volume exceeds the average daily call volume for the month by 20% or more and/or client events or market conditions that drive a material increase in call handling time by 20% or more occurs, that day’s performance will be removed from the calculation of performance metrics under this Section 4
o	SS&C must fail to meet the same specific metric at the stated levels for 2 consecutive calendar quarters.

*Total monthly fees include CUSIP fees (inclusive of minimums), Open Account fees, Closed Account fees and Asset Based fees, subject to any discounts provided in the table set forth in that certain amendment to the Agreement dated October ___, 2023, or any applicable credits.

6.	All references to “DST Systems, Inc.” and “DST” in the Agreement are hereby changed to “SS&C GIDS, Inc.” and “SS&C”, respectively. All other terms and conditions of the Agreement shall remain the same.

7.	As of the Amendment Effective Date, this Amendment shall be effective to amend the Agreement, and to the extent of any conflict between it and this Amendment, this Amendment supersedes and replaces the conflicting term of the Agreement or previous Amendments. Except as specifically modified by this Amendment, the terms and conditions of the Agreement and their respective prior amendments shall remain in full force and effect.

8.	This Amendment may be executed in one or more counterparts (including facsimile and .pdf counterparts), each of which are deemed an original and all of which, when taken together and delivered shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed in their names and on their behalf by and through their duly authorized officers, as of the day and year first above written.

ADVISORS’ INNER CIRCLE FUND II		SS&C GIDS, INC.

By:	/s/ Michael Beattie	By:	/s/ Authorized Signatory

Name:	Michael Beattie	Name:	Authorized Signatory

Title:	Authorized Signatory	Title:	Authorized Representative

Date:	November 29, 2023	Date:	November 28, 2023

EXHIBIT A TO THE AGENCY AGREEMENT

BETWEEN SS&C AND ADVISORS’ INNER CIRCLE FUND II

ADVISORS’ INNER CIRCLE STANDARD FEE SCHEDULE

*Fee schedule applies to each individual Advisors Inner Circle client on a stand-alone basis.

I.	ACCOUNT SERVICE FEES
A.	Minimum Fees
CUSIPS in the range 1 – 6
Years 1-2	$15,000 per CUSIP per year
Years 3-4	$20,000 per CUSIP per year
CUSIPS in the range > 6	$12,000 per CUSIP per year

(Note: Minimum applies unless charges included in Section B exceed the minimum.)

B.	Account Maintenance and Processing Fees
Non Level 3 Open Accounts

0 – 10,000 Accounts	$18.70 per account per year
10,001 – 30,000 Accounts	$17.00 per account per year
30,001 + Accounts	$15.30 per account per year

Level 3 Open Accounts

0 – 1,500 Accounts	$10.20 per account per year
1,501 – 3,000 Accounts	$8.50 per account per year
3,001 – 4,500 Accounts	$6.80 per account per year
> 4,501 Accounts	$5.10 per account per year

Closed Accounts	$1.28 per account per year

C.	One Time Set-Up Fees
New Fund for Existing Management Company	$1,030 per CUSIP

New Management Company with a Single Fund	$2,575 per mgt. company
New Management Company with Multiple Funds	$5,150 per mgt. company

D.	Asset Based Fee
$0 – $500,000,000	0.250 basis points per year
$500,000,000 – $1,000,000,000	0.100 basis points per year
$1,000,000,000 and greater	0.025 basis points per year

II.	OPTIONAL SERVICE FEES[1]

12b-1 Processing	$0.23 per open & closed acct per cycle

Institutional Manual Transactions	$8.49 per item

Lost Shareholder Compliance	$1.50 per lost S/H account per year + $0.20 per database match

Escheatment Inactivity Costs	$250 per CUSIP per filing + $5.00 per item + OOP Costs

CDSC/Sharelot Processing	$2.48 per account per year

Ad-Hoc Reporting	$200.00 per report

Anti-Money Laundering Fees *

Monthly Minimum	$100 per management co
Foreign Accounts	$0.21 per open account per year
Non-Foreign Accounts	$0.16 per open account per year

Short Term Trader Fees *

90 Days or Less	$0.070 per account per year
91 Days – 180 Days	$0.130 per account per year
181 Days – 270 Days	$0.190 per account per year
271 Days – 366 Days	$0.250 per account per year
367 Days – 2 Years	$0.370 per account per year

Other Expenses	Exhibit A.1
NSCC *	Exhibit A.2
Financial Intermediary / TPA Fees *	Exhibit A.3
Fund Closing / Deconversion *	Exhibit A.4
Cash Utilization	Exhibit A.5

[1]	SS&C requires 120 days’ notice to begin providing Optional Services, which time period may be reduced upon mutual agreement. SS&C requires 120 days’ notice to cease supporting and billing for Optional Services. The Fund will be billed for Optional Services ended prior to the 120 days at the average monthly amount for the function from the prior six months invoices multiplied by the number of months or partial months to the full 120 day period.

III.	Computer/Technical Support (Standard 2023 Rates) *

Business Analyst/Tester:	$165.00 per hour
COBOL / Workstation Programmer:	$220.00 per hour
WEB Developer	$275.00 per hour

Full Service Support:	$110.00 per hour

Systems Implementation Fee	TBD

(Applies to the initial implementation of the business only. Due at signing of Letter of Intent)

Data Conversion Fee	TBD

(Applicable only if historic data converted from previous system)

 EXHIBIT A

NOTES:

A. Open and Closed Accounts Fees

The monthly fee for an open account shall be charged in the month during which an account is opened through the month in which such account is closed. The monthly fee for a closed account shall be charged in the month following the month during which such account is closed and shall cease to be charged in the month following the Purge Date, as hereinafter defined. The "Purge Date" for any year shall be any day after June 1st of that year, as selected by the Fund, provided that written notification is presented to SS&C at least forty-five (45) days prior to the Purge Date.

B. New Management Company / Fund Establishment

Establishing a new Fund requires a minimum of 30 days advance notice.

Establishing a new management company requires a minimum of 60 days advance notice.

The One Time Set- Up fees will only be charged in the event that a new fund(s) and/or new management company does not go live, including seed money, during the month it was scheduled to go live. The One Time Set-Up fees for a new Management Company do not include the SS&C programming hours to set up the INVESTOR product nor do they include the SS&CCC programming charges.

If a new Fund goes live after the 16th of the month with funded assets, including seed money, the CUSIP and Open Account charges for that month will be charged at a 50% discount of the current rate.

C. Fee Increases

The fees payable under each Advisor Complex Schedule shall increase annually, effective as of each anniversary of the Effective Date of such Advisor Complex Schedule, by an amount equal to the percentage increase, if any, in the Consumer Price Index for all Urban Consumer (CPI-U) in the Midwest Statistical Area, All Items, Base 1981-1984=100, as reported by the Bureau of Labor Statistics (“BLS”), since the last anniversary date, less three percent (3%). For example, if the percentage increase in CPI-U reported by the BLS is five percent (5%), the Fee Increase charged by SS&C shall equal two percent (2%). In the event the percentage increase in CPI-U by the BLS is less than 3%, no CPI-U shall be applied. Items marked by an “*” are subject to change with 60 days’ notice.

D. Late Fees

Any fees or other expenses not paid within 30 days of the date of the original invoice will be charged a late payment fee of 1.5% per month until payment is received.

E. Termination Fees

To be assessed by SS&C and paid by the Trust in accordance with the provisions of Section 21 of the Agreement.

EXHIBIT A.1

OTHER EXPENSES

This schedule does not include other expenses that are incurred on the Fund's behalf.

Examples of other expenses include, but are not limited to the items listed below.

Forms

Postage (to be paid in advance if so requested)

Mailing Services

Computer Hardware and Software - specific to Fund or installed at remote site at Fund’s direction

Telecommunications Equipment and Lines/Long Distance Charges

Magnetic Tapes, Reels or Cartridges

Magnetic Tape Handling Charges

Microfiche/EFS/Microfilm

Freight Charges

Printing

Bank Wire and ACH Charges

Proxy Processing - per proxy mailed not including postage

Includes: Proxy Card

Printing

Outgoing Envelope

Return Envelope

Tabulation and Certification

T.I.N. Certification (W8 & W9)

(Postage associated with the return envelope is included)

Disaster Recovery2* (Includes St. Louis Data center)

Off-site Record Storage

Travel, Per Diem and other Billables incurred by SS&C personnel traveling to, at and from the Fund at the request of the Fund.

Base Compliance Program Expense - $175,0003

[2]	The annual charge of $0.264 per account, is paid monthly in increments of one-twelfth of the annual charge and will increase proportionate to any increase in SS&C’s costs to provide the recovery service or in the event that the current recovery goal is shortened. The current recovery goal is to have the TA2000 System as provided for in the Business Contingency Plan operational 4 hours after SS&C’s declaration of a disaster. Data communications expenses for connectivity to the backup sites (SS&C owned or recovery vendor provided) are part of the SS&C network charges and are billed monthly as an expense unless network is Fund-provided, in which case connectivity is the responsibility of Fund.

[3]	Will not increase by more than 10% in years 2 and 3 provided there are no material changes in the regulatory environment. SS&C and SEI will review annually the number of clients/management companies to determine whether or not there has been a material impact which would warrant a change in the Compliance Program expense.

EXHIBIT A.2

NSCC FEES AND OTHER EXPENSES

SS&C FEES

SS&C charges $1,764 per CUSIP per year for the NSCC platform.

NSCC PARTICIPANT FEES4

The NSCC charges $40 per month per NSCC Participant any for CPU access/shared line costs.

A combined participant base fee of $200 per month is charged for the following services:

Fund/SERV:

The NSCC charges an activity charge of $.175 per inputted transaction. Transactions include purchases, redemptions and exchanges.

Networking:

- $.02 per account for funds paying dividends on a monthly basis

- $.01 per account for funds paying dividends other than monthly

Commission Settlement:

- $.30 per hundred records, per month, for one to 500,000 records; there is a $50 per month minimum processing charge

- $.20 per hundred records, per month, for 500,001 to 1,000,000 records

- $.10 per hundred records, per month, for 1,000,001 records and above

Mutual Fund Profile Service Monthly Membership Fee

- $325.00 per month

SETTLING BANK FEES

The fund may be charged fees by the Funds Settling Bank at which the net settlement account resides for monthly maintenance of this account. These are negotiated directly between the Fund and the Settling Bank.

EXHIBIT A.3

FINANCIAL INTERMEDIARY/THIRD PARTY ADMINISTRATOR FEES

Base Fee (per intermediary per month)	$117.76

Phone Calls (inbound/outbound)[5]	$4.71 each

Transactions: 5

Manual Same Day (T) Processing/Settlement

Environments (not processed until money received)	$4.12 each

Manual or Automated Non-Same Day (T+x) Processing/ Settlement Environments (systematic "as-of" T NAV,adjusted supersheets, expedited money movement)	$12.95 each

All Inbound Electronic Data Transmissions

Data Transmissions/Interfaces:

First 10 Intermediaries	$60 /intermediary/month
Next 15 Intermediaries	$46 /intermediary/month
Intermediaries over 25	$36 /intermediary/month

Initial Set-up	Standard Programming/Client Services Fees

Note: SS&C will assess charges to receivers of outbound electronic data transmissions comprised of an initial setup fee, and a monthly fee based on the number of management companies being accessed.

[5]	If the Transfer Agency fee agreement has lower stated rates for phone calls and manual same day (T) transactions SS&C will honor those stated rates.

EXHIBIT A.4

FUND CLOSING / DECONVERSION FEE SCHEDULE

Fees effective as of fund closing or deconversion:6

Closed Accounts	As stated in fee schedule
Closed CUSIP Fee	$177 per closed CUSIP per month

Programming

As required, at SS&C’s then current standard rates.

Other Expenses

This schedule does not include other expenses that are incurred on the Fund’s behalf. Examples of such other expenses include but are not limited to forms, postage, mailing services, telephone line/long distance charges, transmission of statement data for remote print/mail operations, remote client hardware, document storage, tax certification mailings, magnetic tapes, printing, microfiche, Fed wire bank charges, ACH bank charges, NSCC charges, as required or incurred, etc. Other expenses are billed separately from Account Maintenance and Programming fees on a monthly basis.

[6]	Charges are effective through May of the following year to compensate SS&C for tax reporting and statement production.

EXHIBIT A.5

SS&C CASH UTILIZATION

INVESTMENT SERVICE

The following describes the SS&C Cash Utilization investment service:

1)	Net collected balances: Net collected balances in the Client’s transfer agency bank accounts at UMB Bank, N.A. (“UMB”), will be invested each day in two separate overnight UMB sponsored sweep vehicles with comparable rates of return to UMB’s earnings credit rate.

Money market Sweep: Balances able to be determined by a predetermined cutoff time each business day will be swept into a Money market account in SS&C’s name. This account will be registered as “for the account of SS&C (Client Name)”. The next morning of a business day, the identical principal amounts will be swept back into the originating accounts with the earnings remaining in the Money market account. The following business day, balances will again be swept into the Money market account and will be invested overnight along with residual earnings from previous days, and so on each business day.

Overnight Rep: Each evening of a business day, balances exclusive of those already swept into the Money Market account (with some UMB constraints) will be swept into an overnight Repo investment. The next morning of a business day, principal and earnings amounts will be swept back into the originating accounts, with SS&C maintaining an ongoing reconciliation of principal versus earnings in your accounts.

No investment advisory functions: SS&C would not be performing investment advisory functions as part of this service. The Money Market and Repo sweep vehicles are UMB product offerings.

2)	Lower bank account service charges: For customer electing to use the new Cash Utilization service, SS&C has renegotiated lower bank account service charges (projected to be 10% less than your current service charges) from UMB by leveraging our collective Transfer Agent and Corporate relationships with the bank. These reduced fees will benefit you directly and will not be available to smaller, individual customers of the bank.

Service Fee payment: Each month, UMB will determine your service fees and invoice them to SS&C. SS&C will pay them on your behalf from the accumulated earnings of both overnight investment vehicles. SS&C will provide you with a copy of the UMB invoice supporting these charges.

3)	SS&C Fee: SS&C’s fee for this service allows for SS&C to collect 25% of all gross overnight investment earnings from both investment vehicles for this Cash Utilization service.

SS&C Fee Collection: Each month, SS&C will determine the amount of this fee and deduct it from the accumulated earnings of both overnight investment vehicles. We will provide you with detail supporting the calculation of this fee.

EXHIBIT A.5

4)	Net Earnings Credit: Each month, the remaining net earnings, reduce by both UMB and SS&C service charges, will be credited against the funds’ Transfer Agency fees as a direct reduction of fund expenses. Should earnings exceed fees, the excess earnings will be available to be credited against future fees or returned to the client based on direction from the client.

Reconciliation: SS&C will perform the reconciliation of earnings, service charges and credits. SS&C will also determine the apportionment of the credits to the individual funds in accordance with the following procedure; the portion of the total credit that each fund receives shall be equal to the percentage of total TA fees that each fund’s individual fees represent each month. On your TA fee invoice, we will provide the detail of the original gross charges, the amount of the credit for each individual fund and the net amount due for each fund. The funds would pay SS&C only the net of total TA fees and other expenses less the amount of the credits.

5)	Legal Opinion: We have reviewed the Legal Opinion of Seward & Kissel, LLP (“Seward”) dated July 19, 2000 and hereby advise you that, as assumed by Seward in such letter, the existing agreements whereby ‘The Client’ receive transfer agency services from SS&C through UMB, currently the transfer agent for such Funds, have been, and the agreement now being negotiated by and between the Funds and SS&C whereby SS&C is appointed as the transfer agent for the Funds will be, approved by a majority of the directors or trustees of each Fund, including a majority of those directors or trustee who are not “interested person” of the Fund or its affiliates, as that term is defined in the 1940 Act.

6)	Authorization: Not withstanding anything in any agreement under which SS&C is authorized, directly or indirectly, to perform transfer agency, shareholder servicing agency or related services, whether as principal, agent or sub-agent, to the contrary, SS&C is hereby authorized and instructed to open bank accounts in SS&C’s name for the deposit and holding of, and to deposit into and hold in such accounts, all checks and payments received by SS&C from NSCC, broker-dealers or shareholders, and any other sums received by SS&C, for investment in shares, while such sums await their actual delivery to and investment in such Funds.